Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated March 1, 2016

Supplementing the Preliminary Prospectus Supplement, dated March 1, 2016

Registration No. 333-201463

HCA Inc.

$1,500,000,000 5.250% Senior Secured Notes due 2026

Pricing Supplement

Pricing Supplement dated March 1, 2016 to HCA Inc.’s Preliminary Prospectus Supplement dated March 1, 2016. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Change in Offering Size

The total size of the offering has been increased from $1,000,000,000 to $1,500,000,000. The proceeds received from the increase of $500,000,000 will be used to refinance a portion of the existing term loan B-5 facility. Corresponding changes will be made where applicable throughout the Preliminary Prospectus Supplement.

5.250% Senior Secured Notes due 2026

Issuer	HCA Inc.

Aggregate Principal Amount	$1,500,000,000

Title of Security	5.250% Senior Secured Notes due 2026

Maturity	June 15, 2026

Spread to Treasury	342 basis points

Benchmark Treasury	UST 1.625% due February 15, 2026

Coupon	5.250%

Public Offering Price	100.000% plus accrued interest, if any, from March 15, 2016

Yield to Maturity	5.250%

Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2016

Record Dates	June 1 and December 1 of each year

Gross Proceeds	$1,500,000,000

Net Proceeds to Issuer before Expenses	$1,485,000,000

CUSIP/ISIN Numbers	CUSIP: 404119 BT5 ISIN: US404119BT57

Optional Redemption

Prior to December 15, 2025, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i)    100% of the aggregate principal amount of the notes to be redeemed, and

(ii)   an amount equal to sum of the present value of (i) the payment on December 15, 2025 of principal of the notes to be redeemed and (ii) the payment of the remaining scheduled payments through December 15, 2025 of interest on the notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of (a) and (b) above, accrued and unpaid interest, if any, to such redemption date.

On and after December 15, 2025, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such notes plus accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	March 1, 2016

Settlement Date:

March 15, 2016 (T+10)

We expect that delivery of the notes will be made to investors on or about March 15, 2016, which will be the tenth business day following the date of this pricing term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $1,483 million.

We intend to use the net proceeds from the notes offered hereby to refinance a portion of the existing term loan B-5 facility and for general corporate purposes.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-201463)

Joint Book-Running Managers

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Holdings, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at dg.prospectus_requests@baml.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.